UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-39164

Indonesia Energy Corporation Limited

(Translation of registrant’s name into English)

c/o Dea Tower I, 11th Floor, Suite 1103

Jl. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta, Indonesia 12950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective as of January 22, 2021, the board of directors (the “Board”) of Indonesia Energy Corporation Limited (the “Company”) appointed Michael L. Peterson as a director and member of the Board. The appointment of Mr. Peterson to the Board was necessary to fill a vacancy on the Board created by the January 19, 2021 voluntary resignation, for personal reasons, of Roderick de Greef as a director.

Mr. Peterson qualifies as “independent” for purposes of the rules of the Securities and Exchange Commission and the NYSE American market, and he will serve as Chairman of the Audit Committee of the Board. Mr. Peterson’s biographical information is as follows:

From 2011 to 2018, Mr. Peterson served in several executive officer positions at Pedevco Corp. (NYSE American: PED), a public company engaged primarily in the acquisition, exploration, development and production of oil and natural gas shale plays in the United States. These positions included as Chief Executive Officer, President, Chief Financial Officer and Executive Vice President. Since August 2016, Mr. Peterson has served as an independent director on the board of TrxAde Group, Inc. (NASDAQ: MEDS), a web-based pharmaceutical market platform headquartered in Florida. From 2006 and 2012, he served in several executive positions at Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company. These positions included as Interim President, Director and Executive Vice President. From December 2008 to July 2012, Mr. Peterson also served as Chairman and Chief Executive Officer of Nevo Energy, Inc. (formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms which he helped form). From 2005 to 2006, Mr. Peterson served as a managing partner of American Institutional Partners, a venture investment fund based in Salt Lake City. From 2000 to 2004, he served as a First Vice President at Merrill Lynch, where he helped establish a new private client services division to work exclusively with high-net-worth investors. From September 1989 to January 2000, Mr. Peterson was employed by Goldman Sachs & Co. in a variety of positions and roles, including as a Vice President with the responsibility for a team of professionals that advised and managed over $7 billion in assets. Since Mr. Peterson’s retirement from Pedevco in 2018, he has served as the President of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan. Mr. Peterson received his Master degree of Business Administration at the Marriott School of Management and a Bachelor’s degree in statistics/computer science from Brigham Young University.

On January 25, 2021, the Company issued a press release regarding the appointment of Mr. Peterson. Such press release is filed as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated January 25, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Date: January 25, 2021
	By:	/s/ Dr. Wirawan Jusuf
	Name:	Dr. Wirawan Jusuf
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)